Bancolombia Capital LLC

(A wholly owned subsidiary of Bancolombia Capital Holdings USA LLC)

Financial Statement and

Report of Independent Registered Public Accounting Firm

As of December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70822

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bancolombia Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 Brickell Avenue, Suite 2010
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brant Advisors + CPAs
(Name – if individual, state last, first, and middle name)

200 S. Biscayne Boulevard	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/22/2003	52
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Felipe Giraldo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bancolombia Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ESTEFANY JOMOLCA MOLINA
MY COMMISSION # HH 418989
EXPIRES: July 9, 2027

DL: G1043-426-73-282-0

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bancolombia Capital LLC
(A wholly owned subsidiary of Bancolombia Capital Holdings USA LLC)
Index to Financial Statement
As of December 31, 2023

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Bancolombia S.A. (as indirect ultimate parent of Bancolombia Capital, LLC) and Member of Bancolombia Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bancolombia Capital LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company's auditor since 2022.
Miami, Florida
March 20, 2024

STATEMENT OF FINANCIAL CONDITION

ASSETS		
Cash	$	308,392
Restricted assets held with clearing organization (NOTE 2 & 3)		512,768
Receivables from clearing organization		427,524
Other receivables (NOTE 7)		69,081
Other assets		8,677
TOTAL ASSETS	**$**	**1,326,442**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Bonus payable	$	355,807
Due to related parties (NOTE 7)		229,222
Accounts payable, accrued expenses and other liabilities		105,307
TOTAL LIABILITIES		**690,336**
CONTINGENCIES (NOTE 4)		
MEMBER'S EQUITY		
Member's equity		636,106
TOTAL MEMBER'S EQUITY		**636,106**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,326,442**

The accompanying notes are an integral part of this financial statement.

NOTE 1. NATURE OF BUSINESS

Bancolombia Capital LLC (the "Company") is a Florida limited liability company that was organized during 2021, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for FINRA membership on June 14, 2022 (the "Effective Date of Operations"). The Company is wholly owned by Bancolombia Capital Holdings USA LLC, a Florida limited liability company (the "Parent"). The Parent is wholly-owned by Valores Bancolombia S.A., a financial services institution based in Colombia (the "Indirect Ultimate Parent").

The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers. The Company does not maintain customer accounts.

The Company engages in and is party to a variety of financial and administrative transactions with related parties (related through common ownership with either the Parent and/or the Indirect Ultimate Parent), see Note 7.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A. Basis for Preparation of the Financial Statement

The financial statement is prepared in accordance with the United States Generally Accepted Accounting Principles (hereinafter, "U.S. GAAP") issued by the Financial Accounting Standards Board (hereinafter, the "FASB").

The preparation of this financial statement in conformity with U.S. GAAP requires the use of accounting estimates which, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.

B. Preparation of the Financial Statement Under the Going Concern Basis

The Company's management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for a period of one year after the date this financial statement was issued, taking into consideration the quantitative and qualitative information regarding the Company's current financial condition, conditional and unconditional obligations due and the funds and cash flow necessary to maintain operations within that period.

From its inception through the date this financial statement was issued, the Company has depended primarily on capital contributions from its Parent to sustain its operations and provide it with sufficient liquidity and working capital to pay its obligations and operating expenses as they come due. As part of its continued support of the Company's operations, the Parent has committed to provide the Company with adequate financial support either in the form of either continued capital contributions or other forms of financing as to ensure the Company's business continuity for that minimum period of time (see Note 7).

The Parent's financial support is primarily supported by a written financial commitment from the Indirect Ultimate Parent to provide the Parent with adequate financial support to support the operations of the Parent and its wholly-owned subsidiaries for the foreseeable future. Until such time that the Company can achieve its operational goals and is able to self-fund its working capital and operational liquidity needs, the Company will remain highly dependent on the Parent's (and indirectly the Indirect Ultimate Parent's) continued ability to fund

the Company's operations. Company management believes that the Parent (and indirectly the Indirect Ultimate Parent) has sufficient economic resources to support this commitment of financial support. As a result, management believes that the Company will be able to continue in operation on a going concern basis for at least the next twelve months from the date this financial statement was issued.

Accordingly, the financial statement was prepared on a going concern basis.

The financial statement is stated in United States of America Dollars ("U.S. Dollars").

C. Presentation of the Financial Statement

The Company presents the statement of financial condition in order of liquidity.

D. Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, including the Securities and Exchange Commission, FINRA, among others. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

E. Significant Accounting Policies Used by the Company in the Preparation of this Financial Statement are detailed below:

1. Functional and Presentation Currency

Transactions included in the financial statement of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statement is presented in U.S. Dollars, which is the functional currency and the presentation currency for the accompanying financial statement. The Company did not transact in any foreign currencies during the year ended December 31, 2023.

2. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include financial instruments held with financial institutions that have original maturities up to 90 days. There were no cash equivalents as of December 31, 2023.

3. Restricted Assets Held with Clearing Organization

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. The agreement between the Company and Pershing requires the Company to maintain a collateral deposit of $500,000. As of December 31, 2023 the Company held a collateral held-to-maturity debt security in the amount of $490,493 (see Note 3) and a collateral deposit in the amount of $22,275 with Pershing.

4. Financial Instruments

A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

4.1. Recognition of Financial Assets and Liabilities

Financial assets and liabilities are recognized in the statement of financial condition when the Company becomes party of the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the timeframe established by regulation or convention in the marketplace. The Company uses trade date accounting for regular way contracts when recording financial asset transactions.

4.2. Offsetting of Financial Instruments

U.S. GAAP allows securities sold and purchased under repurchase agreements and securities borrowed or loaned under securities loan agreements to be presented net when specified conditions are met. These conditions include (i) the existence of a current legally enforceable right to offset the recognized amounts and (ii) the intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Company elects to net such balances when the specified conditions are met. The Company does not offset income and expenses, unless required or permitted by an accounting standard or an agreement.

4.3. Fair Value of Financial Instruments

The fair value of all financial assets and liabilities is determined at the statement of financial condition date, for recognition or disclosure in the notes to the financial statement.

To determine fair value, characteristics of the asset or liability are considered in the same way that market participants would use when pricing the asset or liability at the measurement date; the following items are taken into consideration to assess the estimates:

- Based on quoted prices (unadjusted) in active markets for identical assets or liabilities to which the Company can access at the measurement date (level 1).
- Based on inputs of valuation methodologies commonly used by the market participants, these inputs are other than quoted prices that are observable for the assets or liabilities, either directly or indirectly; considering inputs as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities like interest rates and yield curves observable at commonly quoted intervals, implied volatilities and credit spreads, and market-corroborated inputs (level 2).
- Based on internal valuation techniques of discounted cash flow and other valuation methodologies, where one or more inputs are unobservable and material therefore estimated by the Company for the assets or liabilities, in the absence of observable inputs (level 3).

Accounting judgments used in determining fair value involve matters such as liquidity risk, credit risk and volatility. Changes in estimates related to these factors could affect the recognized fair value of financial instruments.

4.4. Financial Assets

At initial recognition, the Company measures financial assets at fair value plus, in the case of a financial asset that is not an investment security measured at fair value, the transaction costs directly attributable to the acquisition of the financial asset. Financial assets are then classified considering their subsequent measurement at fair value or amortized cost, based on the management purpose of selling them in the near term or the Company's positive intent and ability to hold those securities to maturity, respectively.

4.5. Investment Securities

Investments with readily determinable fair values are classified by management in three categories and accounted for as follows:

Held to Maturity

Investment securities that the Company has the intent and ability to hold to maturity are classified as investment securities held-to-maturity and reported at amortized cost, adjusted for premium amortization and discount accretion. The Company may not sell or transfer held-to-maturity securities without calling into question its intent to hold securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred. See Note 3 for the Company's held to maturity security held as of December 31, 2023.

Trading

Investment securities that are bought and held principally with the objective of generating profit on short term price differences. This investment is classified as trading securities and reported at fair value with unrealized gains and losses included in the statements of income as part of gain (loss) on changes in fair value of trading securities. Interest revenue arising from trading instruments are included in the statements of income as part of interest income on investment securities. As of December 31, 2023, there were no trading securities outstanding.

Available for Sale

Securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value with unrealized gains and losses (including those arising from foreign exchange changes) excluded from earnings and reported in a separate component of member's equity. The impact on equity is maintained until the investment has been collected or sold; therefore, the cumulative gain or loss previously recognized in equity is included in the results of the period. The provision for impairment is included in the net income or loss for the period. As of December 31, 2023, there were no available for sale securities outstanding.

4.6. Impairment of Investments Measured at Amortized Cost

To estimate the expected credit loss of the investment portfolio valued at amortized cost, the external rating of international agencies is used, it will be understood that there is an external rating when the following events occur:

1. It has an external rating granted by the international rating agency Moody's; if it does not exist, the Company can go to the international rating agency, Fitch. In the absence of the previous two, the S&P rating agency will be used.

2. Priority is given to the rating of the security. If it is not possible to have the rating of the security by any of the rating agencies mentioned in the previous numeral, the rating of the security with the same priority indicated in numeral "1" may be used.

To estimate the expected credit loss ("ECL") over the life of the security instrument, the following formula is used:

$$ECL = \frac{E_i * \ PD_n \ * LGD_i}{(1 + R_i)^n}$$

Probability of Default ("PD") to the instrument's life: It is the estimated probability of occurrence of a default throughout the remaining life of an instrument, where it should be the remaining term (n) for the maturity of the issued security as published by external rating agencies. The PD identified by management for the Company's held-to-maturity investment as of December 31, 2023 was 0%. Accordingly, no impairment was recognized during 2023.

Loss Given Default ("LGD") of the instrument (i): It is the percentage of exposure that the entity ultimately expects to lose in the event of a default on a financial instrument. In all cases, the LGD is the parameter published by the external rating agency for the investment portfolio as of December 31, 2023.

E_i: Corresponds to instrument exposure.
R_i: Corresponds to the instrument rate i.

4.7. Derecognition of Financial Assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or when transferred in the event of a sale or disposition.

A transfer of financial assets is accounted for as a sale if all of the following conditions set forth in Accounting Standards Codification (“ASC”) Topic 860 are met: (i) the assets are isolated from the creditors of the transferor, (ii) the purchaser has the right to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. If these conditions are met, the assets are removed from the Company’s statement of financial condition, the Company recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale; and recognizes in earnings any gain or loss on the sale.

However, if the Company transfers financial assets and the transfer fails any one of these conditions, the Company is prevented from derecognizing the transferred financial assets and the transaction is accounted for as a secured borrowing; the assets will remain on the Company’s statement of financial condition and the sale proceeds are recognized as the Company’s liability.

Transferring a portion of a financial asset that meets the definition of a participating interest qualifies for derecognition. A “participating interest” is generally a portion of a financial asset that: conveys proportionate ownership rights with equal priority (including in the event of bankruptcy) to each participating interest holder; does not entitle any participating interest holder to receive cash before any other participating interest holder; and prohibits any party from pledging or exchanging the entire financial asset without the approval of all participating interest holders. Otherwise, the transfer is accounted for as a secured borrowing.

A financial liability is removed from the statement of financial condition when it is extinguished, that is when the obligation is discharged, cancelled or expired.

5. Employee Benefits

5.1. Short Term Benefits

The Company grants to its employees short-term benefits such as bonuses based on added value to clients and the Company’s results, salaries and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services.

5.2. Pension Benefits

Defined Contribution Plans

The Company sponsors a defined contribution benefit plan for its employees.

The Company recognizes contributions once the contribution is committed to be paid and accrued for payment. Any unpaid contributions at the date of the statement of financial condition are recognized as a liability. There was no accrued and unpaid contributions as of December 31, 2023.

6. Revenue Recognition

The Company recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled in exchange for such assets or services. The Company evaluates the contracts and commitments with customers, applying the revenue model established in ASC 606, as follows:

1. Identifying the contract: The parties' rights, payment conditions, evaluation of the commercial basis and characteristics of the consideration are identified, and the Company evaluates if there are modifications or combinations that apply.

2. Identifying performance obligations: The Company evaluates the commitments included in the entity's contracts to identify when the customer makes use of the service and whether the obligations are identifiable separately.

3. Determining the transaction price: The characteristics of the amounts for which the agreed services were exchanged are reviewed in the Company's contracts, to estimate the effect of the variable consideration in kind, or others payable to the customer.

4. Allocating the transaction price to performance obligations: In the evaluation of prices to the Company's contracts, these are designated individually to the services provided by the Company, even for products where there are packaged commitments.

5. Satisfaction of performance obligations: The obligations established in contracts with customers are satisfied when the control of the service is transferred to the customer and the recognition is performed, over time or at a point in time.

The Company satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a. The Company's performance does not create an asset with an alternative use for the entity, and it has an enforceable right to receive payment for the performance completed to date.

b. The Company's performance creates or enhances an asset that the customer controls as the asset is created or enhanced.

c. The customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs.

For performance obligations where none of the indicated conditions is fulfilled, the Company satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services, and the entity satisfies a performance obligation.

Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when the Company is an agent. The Company recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts. The Company evaluates its revenue categories based on specific criteria in order to determine

whether it acts as principal or agent. Revenue is recognized to the extent that it is likely that economic benefits will flow to the Company and it is possible to reliably measure the related revenues and costs.

6.1. Fees and Commission Income

The Company charges fees, commissions and other income for the services it provides to its customers. Such revenue streams can be divided into the following categories:

Commissions and Riskless Principal Transactions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade date with the customer). Management believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Mutual Fund 12b-1 Fees including Sub-Clearing Income

The Company enters into arrangements with managed accounts or other pooled investment vehicles {funds} to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, management does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Income

The Company has a chaperoning agreement where an authorized client of the Company designates the Company to oversee specific aspects of their investment accounts. This chaperoning agreement is subject to regulatory requirements and internal controls to ensure the integrity and safety of client transactions. The Company recognizes a fixed monthly commission, which is when such commissions are earned pursuant to such chaperoning agreement.

7. Income Taxes

The Company is a disregarded entity for income tax purposes. Accordingly, its earnings and losses are included in the income tax returns of its Parent. As a result, the Company is not subject to, nor does it recognize a provision or benefit for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on

the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

No uncertain tax positions requiring recognition or disclosure were identified by management as of December 31, 2023.

F. Use of Estimates

The preparation of this financial statement requires the Company's management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments or changes in assumptions are disclosed in the notes to the financial statement. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

NOTE 3. INVESTMENT SECURITIES HELD TO MATURITY

As part of the agreement between the Company and Pershing, the Company is required to maintain restricted assets with Pershing. The Company elected to maintain a majority of the restricted assets in the form of a debt security in a U.S. Treasury bill with a carrying value of $490,493 as of December 31, 2023. Such security matures on May 16, 2024.

The initial investment was made in exchange for $477,725 during 2023 and was acquired with restricted cash held with Pershing. Such investment was acquired at a discount of $22,275. As of December 31, 2023, such investment, through the accretion of interest income on the discount, increased the security's carrying value by $12,768 during 2023 resulting in a carrying value of $490,493 as of December 31, 2023. As of December 31, 2023, the estimated fair value of the investment totaled approximately $503,000 (using primarily level 2 inputs of the fair value hierarchy). No allowance for credit losses was deemed necessary by management as of December 31, 2023 based on the positive credit rating of the security (Moody's AAA rating) and its short-term nature.

NOTE 4. CONTINGENCIES

Claims and Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 of its net capital for 12 months after commencing business as a broker dealer). As of December 31, 2023, the Company had net capital of $543,120 which was $293,120 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.27 to 1 as of December 31, 2023.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments may include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company's account balances that are non-interest bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest bearing cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses on such accounts and believes it is not subject to any significant credit risk with cash.

The Company's clearing and depository operations for securities transactions are provided through a single clearing broker, Pershing. As of December 31, 2023, the total amount due from Pershing is $427,524.

The Company applies the guidance in ASC 326-20, Financial Instruments - Credit Losses in evaluating whether an allowance for credit losses is required on receivables owed by Pershing or other receivables presented in the accompanying statement of financial position. The Company's receivables from Pershing include amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through Pershing and settled daily between Pershing and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. In performing its assessment of other receivables, management evaluates all available information related to the credit quality of such receivables, historical collections experience, counterparty risk and other available and relevant information about their credit quality. Based on its assessment, management did not identify risk factors that would adversely affect the carrying values of any receivables recorded as of December 31, 2023. Accordingly, the Company has not provided an allowance for credit losses as of December 31, 2023.

NOTE 7. RELATED PARTY TRANSACTIONS

On June 30, 2022, the Company entered into an expense sharing agreement ("ESA"), as subsequently amended November 1, 2022 with its Parent. Among other terms and conditions of the ESA, the Parent agrees to assist the Company by providing funds necessary to operate the Company's business operations (see Notes 2 and 8). The ESA requires the Parent to be solely responsible for paying various types of operating expenses incurred by the Company such as salaries, related benefits, payroll taxes, utilities, occupancy, communications, equipment, furniture and other operating expenses that are required for the Company to sustain its operations. The ESA also allows the Parent to charge the Company for such expenses incurred on the Company's behalf based on an allocation determined by the Parent on a monthly basis. In addition, such allocation of expenses may be revised as deemed necessary by the Parent. The Company recognizes expenses charged by the Parent based on their nature. Accordingly, a majority of the Company's operating expenses incurred during 2023 were charged by the Parent pursuant to the ESA. Amounts owed to the Parent related to the ESA as of December 31, 2023 totaled $169,250 and are included in due to related parties in the accompanying statement of financial condition.

Pursuant to a sub-clearing agreement, the Company introduces an affiliate's (related through common ownership) customers to the Company's clearing broker. The amount payable by the Company to the affiliate related to this agreement was $33,798 at December 31, 2023, which is included within due to related parties in the accompanying statement of financial condition. Pursuant to certain transactions with this same affiliate, the Company recognized $21,582 in receivables as of December 31, 2023 for expense reimbursements for which the affiliate has agreed to reimburse the Company. Such receivables are recognized in the accompanying statement of financial condition as other receivables.

Pursuant to an agreement, the Company receives revenue through its clearing broker on behalf of its affiliated registered investment advisor (related through common ownership). Upon receipt, such amounts are recognized as liabilities owed to the affiliate. As of December 31, 2023, amounts payable to this affiliate related to such amounts totaled $26,174, which is included within due to related parties in the accompanying statement of financial condition. As of December 31, 2023, the Company was owed reimbursements for certain expenses incurred on behalf of this affiliate totaling approximately $4,320, which is included in other receivables in the accompanying statement of financial condition.

Pursuant to a chaperoning agreement, the Company provides accompaniment services for certain activities and clients in the U.S. to the Indirect Ultimate Parent of the Company. The amount receivable by the Company in connection with this agreement was $17,000 at December 31, 2023 and is included in other receivables in the accompanying statement of financial condition.

All amounts payable or receivable from affiliates are noninterest bearing and payable on demand.

NOTE 8. SUBSEQUENT EVENTS

Management evaluated subsequent events for potential recognition and disclosure in the financial statement through March 20, 2024, the date such financial statement was issued.

On January 24, 2024, the Indirect Ultimate Parent's board of directors authorized the contribution of $1,350,000 in capital to be provided to the Parent should it be required to support the ongoing operations of the Parent and its subsidiaries (see Note 2). Such capital is expected to be contributed by the Indirect Ultimate Parent to the Parent during 2024.

On January 30, 2024, a member contribution of $50,000 was received from the Parent.